EXHIBIT 99.1

Forward Pharma A/S Announces Intention to Transfer its U.S. Public Listing to the Nasdaq Capital Market Stock Exchange

COPENHAGEN, Denmark, June 26, 2019 (GLOBE NEWSWIRE) -- Forward Pharma A/S (NASDAQ:FWP) (the “Company”) today announced its intention to transfer its public listing of American Depositary Shares from the Nasdaq Global Select Market to the Nasdaq Capital Market. This follows the development in the Company’s American Depositary Shares (“ADSs” or “shares”) price after the Settlement and License Agreement with Biogen, and the significant return of capital to its shareholders in 2017.

On June 21, 2019, the Company received a written notice from the Nasdaq Stock Market (“Nasdaq”) indicating that the Company is not in compliance with the requirement for continued listing on the Nasdaq Global Select Market to maintain a minimum Market Value of Publicly Held Shares (“MVPHS”) of $5,000,000, as set forth in Nasdaq Listing Rule 5450(b)(1)(C) (the “MVPHS Notice”). Based upon the closing bid price for the 30 consecutive business days prior to the receipt of the MVPHS Notice, the Company no longer meets the MVPHS requirement.

The Company has 180 calendar days, or until December 18, 2019, to regain compliance with Nasdaq Listing Rule 5450(b)(1)(C). The Company intends to transfer its listing to the Nasdaq Capital Market, whereby the Company’s MVPHS must close at $1,000,000 or more for a minimum of ten consecutive business days to regain compliance with Nasdaq Listing Rule 5550(a)(5). The current MVPHS is approximately $2.7 million.

Further, on June 25, 2019, the Company received a written notice from Nasdaq indicating that the Company is not in compliance with the requirement for continued listing on the Nasdaq Global Select Market to maintain a minimum bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Notice”). Based upon the closing bid price for the 30 consecutive business days prior to the receipt of the Minimum Bid Price Notice, the Company no longer meets the minimum bid price requirement.

The Company has 180 calendar days, or until December 23, 2019, to regain compliance with Nasdaq Listing Rule 5450(a)(1). The Company intends to transfer its listing to the Nasdaq Capital Market, whereby the bid price of the Company’s ADSs must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days at any time before December 23, 2019 to regain compliance with Nasdaq Listing Rule 5550(a)(2).

The Company provides no assurance that its shares will trade at levels necessary to regain and maintain compliance with the above-referenced MVPHS and bid price rules before the compliance deadlines. The Company intends to continue to monitor the bid price for its shares and the MVPHS. If the Company's shares do not trade at a level that is likely to regain compliance with the Nasdaq requirements, the Company's Board of Directors will consider other options that may be available to achieve compliance.

About Forward Pharma:

Forward Pharma A/S is a Danish biopharmaceutical company that commenced development in 2005 of a proprietary formulation of DMF for the treatment of inflammatory and neurological indications. The Company granted to Biogen an irrevocable license to all of its IP through the License Agreement and received from Biogen a non-refundable cash fee of $1.25 billion in February 2017, with the return of EUR 917.7 million to shareholders through a capital reduction in September 2017. The Company has the opportunity to receive royalties from Biogen on Biogen’s net sales of Tecfidera® or other DMF products for multiple sclerosis outside the U.S., dependent on, among other things, a favorable outcome in Europe with respect to the ‘355 Patent Opposition Proceeding, including any appeal thereto.

The principal executive offices are located at Østergade 24A, 1st Floor, 1100 Copenhagen K, Denmark and our American Depositary Shares are publicly traded on the Nasdaq Stock Market (FWP). For more information about the Company, please visit our website at http://www.forward-pharma.com.

Forward Pharma A/S Investor Relations Contact:

Forward Pharma A/S
Claus Bo Svendsen, MD, PhD
Chief Executive Officer

Investor Relations
investors@forward-pharma.com

Solebury Trout
John Graziano
jgraziano@troutgroup.com
+1 (646) 378 2942

Forward Looking Statements:

Certain statements in this press release may constitute “forward-looking statements” of Forward Pharma A/S within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements which contain language such as “believe,” “expect,” “anticipate,” “estimate,” “would,” “may,” “plan,” and “potential.” Forward-looking statements are predictions only, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, risks related to the following: the ability of the Company to regain compliance with the Nasdaq Listing Rules, the ability of the Company to transfer its listing to the Nasdaq Capital Market, the satisfaction of certain conditions, and the accuracy of certain representations of the Company, in the Settlement and License Agreement entered into with subsidiaries of Biogen Inc. and certain other parties thereto; our ability to obtain, maintain, enforce and defend issued patents with royalty-bearing claims; our ability to prevail in or obtain a favorable decision in the ‘355 patent European Opposition Proceeding, after all appeals; the expected timing for key activities and an ultimate ruling in such legal proceedings; the issuance and term of our patents; future sales of Tecfidera®, including impact on such sales from competition, generic challenges, regulatory involvement and pricing pressures; the scope, validity and enforceability of our intellectual property rights in general and the impact on us of patents and other intellectual property rights of third parties; and the sufficiency of the Company's cash resources. Certain of these and other risk factors are identified and described in detail in certain of our filings with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2018. We are providing this information as of the date of this release and do not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.